Exhibit 99.1

JA Solar Announces Management Changes

SHANGHAI, China, December 11, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced changes to its management team, effective January 1, 2014.

Mr. Herman Zhao has been appointed the Company’s new chief financial officer (“CFO”). Mr. Min Cao, the Company’s current CFO, will assume the role of chief strategy officer upon Mr. Zhao’s appointment.

Concurrently, Mr. Jian Xie, the Company’s current chief operating officer (“COO”), will assume broader leadership at the Company as its president, and current chief technology officer Mr. Yong Liu will become the Company’s COO.

Mr. Herman Zhao previously served as JA Solar’s CFO from July 2006 to May 2008. Since then, he has served as CFO at Legend Silicon Corporation, a Silicon Valley-based fabless semiconductor company, and Sky Solar Holdings Co., Ltd., a downstream solar-project developer.

Mr. Baofang Jin, executive chairman and CEO of JA Solar, commented, “The depth of managerial talent at JA Solar is one of our key strengths, and we think these changes make the best use of our resources. We are pleased to welcome back Herman as our CFO. We are confident that our management team’s extensive manufacturing and downstream-project experience will be instrumental as we continue to solidify our market position.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its manufacturing capacities, its future business development, and its beliefs regarding its production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com